Exhibit 2.16

AMENDMENT NO. 3 TO STOCK PURCHASE AGREEMENT

This Amendment No. 3 to Stock Purchase Agreement (this “Amendment”), dated as of November 23, 2003, is entered into between Pilgrim’s Pride Corporation, a Delaware corporation (“Buyer”), and ConAgra Foods, Inc., a Delaware corporation (“Seller”).

RECITALS:

A. Buyer and Seller entered into a Stock Purchase Agreement dated as of June 7, 2003, which was amended by amendments dated August 11 and August 20, 2003 (collectively, the “Agreement”).

B. Section 14.2 of the Agreement provides that it may be modified or amended by an instrument in writing, signed by the party against whom enforcement of such modification or amendment is sought.

C. Buyer has elected to pay cash to Seller in lieu of all of the portion of the Purchase Price that the Agreement provided was to be represented by the Subordinated Promissory Note.

D. Buyer and Seller desire to amend the Agreement to reflect that no Subordinated Promissory Note will be executed or delivered pursuant to the Agreement and that cash, rather than an adjustment to the balance of the Subordinated Promissory Note, will be used to settle the Purchase Price if the Adjustment Amount is a number other than zero.

AGREEMENT:

In consideration of the promises and mutual agreements contained herein and in the Agreement, the parties hereto agree as follows:

1. Definitions. All capitalized terms used but not defined herein shall have the meanings given to them in the Agreement.

2. Settlement of Purchase Price.

2.1. Notwithstanding anything to the contrary in Section 3.3.3 of the Agreement, if the Adjustment Amount is a number other than zero the parties shall settle the payment of the Purchase Price through the payment of cash in accordance with the terms of Section 5.2 as such Section 5.2 is amended by this Amendment.

2.2. Section 5.2 of the Agreement is amended to read in its entirety as follows:

“5.2 Settlement of Purchase Price. On the second business day following (i) the expiration of sixty (60) calendar days following delivery of the Preliminary Audited Closing Balance Sheet to Buyer and Seller if neither Seller nor Buyer has objected to the Preliminary Audited Closing Balance Sheet, or (ii) if either Seller or Buyer shall have objected to the Preliminary Audited Closing Balance Sheet, final determination of the disputed items pursuant to

Section 5.1(d), Buyer shall deliver to Seller an amount in cash equal to the Final Adjusted Net Book Value minus the Estimated Purchase Price (such difference being referred to as the “Adjustment Amount”), provided that the Adjustment Amount is greater than zero. As used herein, “Final Adjusted Net Book Value” shall mean Net Book Value, as of the Closing Date, as reflected in the Final Adjusted Net Book Value Calculation. If the Adjustment Amount is less than zero, then Seller shall promptly pay to Buyer an amount in cash equal to the absolute value of such Adjustment Amount. Any cash payment to be made by one party to the other pursuant to this Section 5.2 also shall include interest for the period from the Closing Date through the date on which such payment is made, computed at the rate of 7% per year.”

3. Miscellaneous.

3.1. Ratification; Entire Agreement. This Amendment shall not effect any terms or provisions of the Agreement other than those amended hereby and is only intended to amend, alter or modify the Agreement as expressly stated herein. Except as amended hereby, the Agreement remains in effect, enforceable against each of the parties, and is hereby ratified and acknowledged by each of the parties. The Agreement, as amended by this Amendment, constitutes the entire agreement among the parties hereto with respect to the subject matter hereof and supercedes any prior or contemporaneous agreements, whether oral or written, among the parties with respect to the subject matter hereof. No amendment or modification of this Amendment shall be effective unless made in writing and duly executed by the parties hereto.

3.2. Counterparts. This Amendment may be executed in one or more counterparts, each of which shall be regarded as an original and all of which shall constitute one and the same instrument.

3.3. No Waiver. The execution, delivery and effectiveness of this Amendment shall not operate as a waiver of any right, power or remedy of any party under the Agreement or any other document, instrument or agreement executed in connection therewith, nor constitute a waiver of any provision contained therein, except as specifically set forth herein.

3.4. Applicable Law. This Amendment and the legal relations among the parties hereto shall be governed by and construed in accordance with the laws of the State of Delaware applicable to contracts made and performed in Delaware (without regard to conflicts of law doctrines).

3.5. Successors and Assigns. This Amendment shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns.

3.6. Effect of Headings. The headings of the various sections and subsections herein are inserted merely as a matter of convenience and for reference and shall not be construed as in any manner defining, limiting, or describing the scope or intent of the particular sections to which they refer, or as affecting the meaning or construction of the language in the body of such sections.

IN WITNESS WHEREOF, the parties hereto have executed this Amendment on the date first above written.

SELLER: CONAGRA FOODS, INC., a Delaware corporation		BUYER: PILGRIM’S PRIDE CORPORATION, a Delaware corporation

By:	/s/ Dwight J. Goslee	By:	/s/ Richard A. Cogdill
Its:	Executive V.P.	Its:	Executive Vice President, Chief Financial Officer, Secretary & Treasurer

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